FORM 3 U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement for (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol
SWAISLAND	KENNETH	F.		SUN POWER CORPORATION - SNPW
(Last)	(First)	(Middle)	12/27/2001
2949 PALMERSTON AVENUE			3. IRS or Social Security Number of Reporting Person (Voluntary) -	5. Relationship of Reporting Persons to Issuer (Check all applicable) [ ] Director [ X] 10% Owner [ ] Officer (give title [ ] Other (specify below) below) ________________________	6. If Amendment, Date of Original (Month/Day/Year) -
(Street)					7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
WEST VANCOUVER, BC, CANADA
(City) (State) (Zip) * If the Form is filed by more than one Reporting Person, see Instructions 5(b)(v).			Table I - Non-Derivative Services Beneficially Owned
1. Title of Security (Instr. 4)			2 Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK			9,000,000	D
			3,000,000	I	Held Through Avion Holdings Inc.(1)
			8,000,000	I(2)	By Spouse(2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month Day Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (1) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) 3,000,000 shares of common stock of Sun Power Corporation are held by Kenneth Swaisland indirectly through Avion Holdings Inc., a company wholly-owned and controlled by Mr. Swaisland.

(2) Jacqueline Swaisland, Mr. Swaisland's wife, who also resides at 2949 Palmerston Avenue, West Vancouver, BC, holds 8,000,000 common stock of Sun Power Corporation. Mr. Swaisland disclaims beneficial ownership of these shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	/s/ Kenneth Swaisland	January 15, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.